MARSHALL & ILSLEY CORPORATION
770 North Water Street
Milwaukee, Wisconsin 53202

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 27, 2004

To the Shareholders of Marshall & Ilsley Corporation:

The 2004 Annual Meeting of Shareholders of Marshall & Ilsley Corporation (the "Company") will be held at the Pabst Theater, 144 East Wells Street, Milwaukee, Wisconsin, on Tuesday, April 27, 2004 at 10:00 a.m., local time, for the following purposes:

(1) To elect seven directors to serve until the 2007 Annual Meeting of Shareholders and until their respective successors are elected and qualified; and

(2) To transact such other business as may properly come before the Annual Meeting, all in accordance with the accompanying Proxy Statement.

Shareholders of record at the close of business on March 1, 2004 are entitled to notice of and to vote at the Annual Meeting.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Therefore, whether or not you expect to attend the Annual Meeting in person, you are urged to vote by completing and returning the accompanying proxy in the enclosed envelope, by a telephone vote or by voting electronically via the Internet. Instructions for telephonic voting and electronic voting via the Internet are contained on the accompanying proxy. If you attend the meeting and wish to vote your shares personally, you may do so by revoking your proxy at any time prior to the voting thereof. In addition, you may revoke your proxy at any time before it is voted by written notice of revocation to the Secretary of the Company or by submitting a later-dated proxy.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction with this Proxy Statement, or you may need to contact your broker, bank, or other nominee to determine whether you will be able to vote electronically using the Internet, telephonically, or what is required to vote your shares in person at the Annual Meeting.

> Randall J. Erickson, *Senior Vice President,*
> *General Counsel and Secretary*

March 15, 2004

MARSHALL & ILSLEY CORPORATION
770 North Water Street
Milwaukee, Wisconsin 53202
March 15, 2004

Proxy Statement

The proxy you received is solicited by the Board of Directors of Marshall & Ilsley Corporation (the "Company" or "M&I") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 10:00 a.m., local time, on Tuesday, April 27, 2004 at the Pabst Theater, 144 East Wells Street, Milwaukee, Wisconsin. At the Annual Meeting, the shareholders of the Company will elect seven Class II directors, each of whom will hold office until April 2007 and, with respect to each director, until his or her successor is elected and qualified.

The expense of printing and mailing proxy materials, including expenses involved in forwarding materials to beneficial owners of common stock held in the name of another person, will be borne by the Company. No solicitation other than by mail is contemplated, except that officers or employees of the Company or its subsidiaries may solicit the return of proxies from certain shareholders by telephone. In addition, the Company has retained Morrow & Co., Inc. to assist in the solicitation of proxies for a fee of approximately $6,500 and any reasonable out-of-pocket disbursements. The Proxy Statement and the Proxy Card are being sent to the Company's shareholders commencing on or about March 15, 2004. Shareholders who have consented to electronic delivery of the Proxy Statement and the Company's Annual Report to Shareholders will receive those documents via posting on M&I's web site: www.micorp.com/ereports.html.

Each shareholder of record at the close of business on March 1, 2004 will be entitled to one vote for each share of common stock registered in such shareholder's name. The Company has one class of capital stock outstanding: its $1.00 par value common stock (the "Common Stock"). As of March 1, 2004, the Company had 222,198,990 shares of Common Stock outstanding. The presence, in person or by proxy, of the holders of a majority of the shares of the Common Stock outstanding on the record date is required for a quorum with respect to the matters on which action is to be taken at the Annual Meeting.

Any shareholder executing and delivering his or her proxy may revoke the same at any time prior to the voting thereof by advising the Secretary of the Company in writing (including executing a later-dated proxy or voting via the Internet) or by telephone of such revocation.

The Company has instituted the Dividend Reinvestment and Cash Investment Plan (the "Reinvestment Plan") administered by Continental Stock Transfer & Trust Company, as Trustee. Under the provisions of the Reinvestment Plan, shares of Common Stock are acquired and held in nominee name by Continental Stock Transfer & Trust Company for participating shareholders. Shares so held have been separately designated on the proxy card pertaining to each participant and will be voted at the Annual Meeting in the same manner in which the participant votes those shares registered in his or her own name either by proxy or in person.

If you are a participant in the 2000 Employee Stock Purchase Plan or the M&I Retirement Program, shares held in your account have been separately designated on the proxy card and will be voted at the Annual Meeting in the same manner in which you vote those shares registered in your name either by proxy or in person. Plan shares not voted by participants will be voted by the plan administrator or trustee in accordance with the terms of the respective plan.

The Company's Annual Report to Shareholders for the fiscal year ended December 31, 2003 is being provided to shareholders with this Proxy Statement.

Unless otherwise directed, all proxies will be voted FOR the election of each of the individuals nominated to serve as a Class II director. Abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining a quorum. Directors are elected by a plurality of the votes cast by holders of the Company's Common Stock entitled to vote at a meeting at which a quorum is present. In other words, the seven nominees who receive the largest number of votes will be elected as directors. Any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect in the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table lists as of January 31, 2004 information regarding the beneficial ownership of shares of Common Stock by each current director, each nominee for director, each named executive officer of the Company, each person believed by the Company to be a beneficial owner of more than 5% of the Common Stock, and all current directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202	17,112,296(2)	7.7%
The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202	14,056,846(3)	6.3%
Richard A. Abdoo	31,200(4)	*
David L. Andreas	3,680,594(5)	1.7%
Andrew N. Baur	751,299	*
Thomas M. Bolger	420,880(6)	*
Jon F. Chait	95,180(7)	*
Mark F. Furlong	192,011(8)	*
Bruce E. Jacobs	53,058(9)	*
Donald R. Johnson	18,731(10)	*
Ted D. Kellner	694,025(11)	*
Dennis J. Kuester	1,719,531(12)	*
Katharine C. Lyall	42,000(13)	*
John A. Mellowes	19,673(14)	*
Edward L. Meyer, Jr.	74,111(15)	*
San W. Orr, Jr.	941,324(16)	*
Robert J. O'Toole	16,613(17)	*
Peter M. Platten, III	517,052(18)	*
Robert A. Schaefer	169,715(19)	*
John S. Shiely	34,000(20)	*
James A. Urdan	128,423(21)	*
Debra S. Waller	—	*
George E. Wardeberg	40,726(22)	*
James B. Wigdale	2,210,751(23)	*
Jeffrey V. Williams	463,266(24)	*

All current directors and executive officers of the Company as a group (34 persons) own 13,435,065 shares of Common Stock or 6.0% of the total Common Stock outstanding. (25)

---

*less than 1%

(1) Except as indicated below, all shares shown in the table are owned with sole voting and investment power. Includes options transferred to the employee's immediate family or trust or partnership for the benefit thereof.

(2) This information is based on Amendment No. 23 to Schedule 13-G filed on February 12, 2004. All such shares are owned by wholly-owned subsidiaries of the Company as trustee or in other fiduciary capacities. The subsidiaries are Marshall & Ilsley Trust Company N.A. (the "Trust Company") and M&I Investment Management Corp. Of these shares, one or more of the subsidiaries has sole voting power as to 2,463,243

shares, shared voting power as to 12,007,271 shares, sole investment power as to 4,807,045 shares and shared investment power as to 12,305,251 shares. The amount and percentage of shares beneficially owned, and the amount of shares to which the Trust Company has shared voting or investment power, include 11,232,877 shares held by the Trust Company as to which the Company and the Trust Company disclaim beneficial ownership.

(3)   This information is based on Amendment No. 15 to Schedule 13-G filed on February 11, 2004. Of these shares, 7,688,456 are owned directly by The Northwestern Mutual Life Insurance Company ("NML"), 70,400 are owned by investment company affiliates of NML and 6,297,990 are owned by Lydell, Inc., an indirect, wholly-owned subsidiary of NML. NML has shared voting and investment power as to all of these shares. In 1999, the Board of Governors of the Federal Reserve Board ("FRB") released NML from the limitations set forth in the December 27, 1985 letter to NML from the FRB. In connection with such action, NML agreed to notify the FRB prior to acquiring additional shares such that NML's total investment in the Company would exceed 9.9% of the Company's total outstanding Common Stock or prior to taking any other action that would trigger any rebuttable presumption of control under FRB regulations.

(4)   Includes 30,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004.

(5)   Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 3,150,506 shares held in a partnership for the benefit of family members. Mr. Andreas has sole voting power and shared dispositive power but no pecuniary interest in these shares.

(6)   Includes 312,999 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 15,018 shares held in the Company's deferred compensation plan for executives, 10,922 shares held in the M&I Retirement Program and 606 shares held by Mr. Bolger's family as to which he disclaims beneficial ownership.

(7)   Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 32,930 shares held in the Company's deferred compensation plan for directors.

(8)   Includes 164,166 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 20,095 shares held in the Company's deferred compensation plan for executives and 7,750 shares of restricted stock as to which Mr. Furlong exercises sole voting power.

(9)   Includes 18,200 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 14,064 shares held in the Company's deferred compensation plan for directors and 2,400 shares held by Mr. Jacobs' family as to which he disclaims beneficial ownership.

(10)   Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 3,731 shares held in the Company's deferred compensation plan for directors.

(11)   Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 4,025 shares held in the Company's deferred compensation plan for directors, 50,000 shares held by a trust for which Mr. Kellner exercises shared voting and investment power, 127,200 shares as to which Mr. Kellner exercises sole voting power and 464,800 held in the Kellner Family Limited Partnership as to which he disclaims beneficial ownership in excess of his pecuniary interest.

(12)   Includes 1,324,500 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 1,450 shares held in the Company's deferred compensation plan for executives, 219 shares held in the M&I Retirement Program and 22,500 shares of restricted stock as to which Mr. Kuester exercises sole voting power.

(13)   Includes 40,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004.

(14)   Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 1,473 shares held in the Company's deferred compensation plan for directors and 1,200 shares held by a trust as to which he disclaims beneficial ownership.

(15) Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 9,047 shares held in the Company's deferred compensation plan for directors and 3,010 shares held by Mr. Meyer's family as to which he disclaims beneficial ownership.

(16) Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 32,936 shares held in the Company's deferred compensation plan for directors and 822,690 shares held by trusts for which Mr. Orr exercises shared voting and investment power and as to which Mr. Orr disclaims beneficial ownership.

(17) Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 1,613 shares held in the Company's deferred compensation plan for directors.

(18) Includes 40,000 shares of which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 10,886 shares held by Mr. Platten's family as to which he disclaims beneficial ownership and 185,032 shares as to which Mr. Platten exercises sole voting power.

(19) Includes 35,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 5,235 shares held in the Company's deferred compensation plan for directors.

(20) Includes 30,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004.

(21) Includes 25,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 39,423 shares held in the Company's deferred compensation plan for directors and 14,400 shares held by Mr. Urdan's family as to which he disclaims beneficial ownership.

(22) Includes 25,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004 and 15,726 shares held in the Company's deferred compensation plan for directors.

(23) Includes 1,510,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 10,071 shares held in the M&I Retirement Program and 23,756 shares held by Mr. Wigdale's family as to which he disclaims beneficial ownership.

(24) Includes 329,700 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 11,709 shares held in the Company's deferred compensation plan for executives and 8,802 shares held in the M&I Retirement Program.

(25) Includes 4,933,292 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2004, 160,204 shares held in the Company's deferred compensation plan for directors, 59,405 shares held in the Company's deferred compensation plan for executives, 55,778 shares held in the M&I Retirement Program and 95,900 shares of restricted stock as to which the holders exercise sole voting power.

In addition to the ownership of Company Common Stock described above, each of Messrs. Bolger, Kuester, Orr, Shiely, Urdan, Wigdale and Williams beneficially owns a total of 28 shares of Series A Adjustable Rate Preferred Stock (the "Preferred Stock") of M&I Zion Investment II Corporation and M&I Marshall & Ilsley Investment II Corporation, two of the Company's subsidiaries formed as real estate investment trusts (the "M&I REIT Subsidiaries"). Mr. Kuester's wife also owns a total of 28 shares of Preferred Stock of the M&I REIT Subsidiaries. Mr. Kuester disclaims beneficial ownership of these shares. Mr. Kellner exercises sole voting and investment power with respect to a total of 28 shares of Preferred Stock of the M&I REIT Subsidiaries held by a family member's estate for which Mr. Kellner serves as the executor. Each such person owns less than 1% of the outstanding Preferred Stock of each subsidiary. All current directors and executive officers as a group beneficially own a total of 392 shares of Preferred Stock of the M&I REIT Subsidiaries, representing 1.3% of the Preferred Stock of each subsidiary. In addition, each of Messrs. Baur and Furlong beneficially owns 2 shares of preferred stock of SWB Investment II Corporation, which is also a subsidiary of the Company formed as a real estate investment trust. All current directors and executive officers as a group beneficially own a total of 11 shares of preferred stock of SWB Investment II Corporation, representing 1.2% of the preferred stock of such company.

1. ELECTION OF DIRECTORS

The Company's Restated Articles of Incorporation provide that the Company's directors are divided into three classes, designated Class I, Class II and Class III, with staggered terms of three years each. At the Annual Meeting, shareholders will elect seven Class II directors to serve until the Company's 2007 Annual Meeting of Shareholders and, with respect to each director, until his or her successor is elected and qualified. Each incumbent Class II director's term expires at the 2004 Annual Meeting. Mr. Johnson is not standing for reelection. The following table sets forth certain information with regard to each of the nominees for election as a director as well as each of the Company's continuing Class I and Class III directors.

NOMINEES STANDING FOR ELECTION

Name and Age (as of March 1, 2004)	Principal Occupation and Directorships
Class II Directors	
Jon F. Chait Age 53	Chairman of the Board, President and Chief Executive Officer of Hudson Highland Group, Inc., formerly a division of Monster Worldwide Inc., a global provider of professional staffing, retained executive search and human capital solutions, since October 2002; Chairman and Chief Executive Officer of Spring Group, plc, a provider of workforce management solutions, May 2000 to June 2002; Chairman and Chief Executive Officer of Magenta.com, a developer of web-enabled human resource solutions, July 1999 to May 2000; Independent Financial Consultant, July 1998 to July 1999; Executive Vice President, Secretary and Director, August 1991 to July 1998, Managing Director-International Operations, 1995 to July 1998, Chief Financial Officer, August 1993 to 1995, Manpower Inc. and Executive Vice President, September 1989 to July 1998, Manpower International Inc., a provider of temporary employment services. Also a director of Krueger International, Inc. A Director since 1990.
Bruce E. Jacobs Age 56	President and Chief Executive Officer of Grede Foundries, Inc., a manufacturer of gray and ductile iron, steel and alloyed castings, since 1994. Also a director of Walker Forge, Inc. and YMCA of Metropolitan Milwaukee. A Director since April 2001.
Dennis J. Kuester Age 61	Chief Executive Officer since January 2002 and President since 1987 of the Company; Chairman of the Board and Chief Executive Officer since October 2001, President from 1989 to October 2001 and Director since 1989, M&I Marshall & Ilsley Bank; Chairman of the Board, Metavante Corporation. Also a director of Modine Manufacturing Company, Wausau-Mosinee Paper Corporation, Krueger International, Inc., Super Steel Products Corp., YMCA of Metropolitan Milwaukee and Froedtert Hospital, and Chairman of the Board of Christian Stewardship Foundation. A Director since February 1994.
Edward L. Meyer, Jr. Age 66	Chairman of the Board, Anamax Corporation, a processor of hides and skins and manufacturer of various rendered products, since 1997. A Director since May 1994.
San W. Orr, Jr. Age 62	Chairman of the Board and Director, Wausau-Mosinee Paper Corporation; Attorney, Estate of A.P. Woodson & Family. Also a director of The Aytchmonde Woodson Foundation, Inc. and Nancy Woodson Spire Foundation, Inc. and Chairman of the Board of the University of Wisconsin Foundation. A Director since July 1994.
Debra S. Waller Age 47	Chairman of the Board and Chief Executive Officer of Jockey International, Inc., an undergarment manufacturer, since January 2001, formerly Vice Chairman of the Board from February 2000 to January 2001, Assistant to the President from 1995 to January 2001 and Executive Vice President from 1995 to 2000. Also a director of Church Mutual Insurance Company and MargaretAnn's Place and a trustee of Carthage College.

Name and Age (as of March 1, 2004)	Principal Occupation and Directorships
George E. Wardeberg Age 68	Retired; Vice Chairman of the Board, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and nonutility businesses, from April 2000 to May 2002; Chairman of the Board and Chief Executive Officer from 1997 to 2000, President and Chief Executive Officer from 1994 to 1997, WICOR, Inc., a holding company with subsidiaries in energy services and pump manufacturing. Also a director of Twin Disc, Inc., Wisconsin Energy Corporation and Benz Oil, Inc. A Director since April 1999.

CONTINUING DIRECTORS

Class III Directors (terms expiring April 2005)

David L. Andreas Age 55	Retired; Former President and Chief Executive Officer from 1994 to July 2001 and Chairman of the Board and Chief Executive Officer from 1987 to 1994 of National City Bancorporation, a bank holding company. A Director since August 2001.
Andrew N. Baur Age 59	Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of the Company, since October 2002; Former Chairman of the Board and Chief Executive Officer of Mississippi Valley Bancshares, Inc., a bank holding company, and its subsidiary, Southwest Bank of St. Louis, from 1984 to September 2002. Also a director of Bakers Footwear Group, Inc., Orgill, Inc. and St. Louis Cardinals, L.P. A Director since October 2002.
John A. Mellowes Age 65	Chairman and Chief Executive Officer since 1980 of Charter Manufacturing Company, Inc., a producer of bar, rod, wire and wire parts for the auto industry and other industries. Also a director of Twin Disc, Inc., YMCA of Metropolitan Milwaukee and Junior Achievement of Wisconsin, Inc., and a member of the Board of Regents of the Milwaukee School of Engineering. A Director since April 2002.
Robert J. O'Toole Age 63	Chairman of the Board since 1992 and President and Chief Executive Officer since 1989 of A. O. Smith Corporation, a manufacturer of electric motors and water systems technologies. Also a director of Briggs & Stratton Corporation, Sensient Technologies Corporation and Factory Mutual Insurance Company. A Director since April 2002.
Robert A. Schaefer Age 66	Retired; Former Director, Executive Vice President and Chief Operating Officer of Security Capital Corporation, a bank holding company, and Former Director, President and Chief Operating Officer of Security Bank S.S.B. A Director since December 1997.
John S. Shiely Age 51	Chairman of the Board since January 2003, President and Chief Executive Officer since 2001, President and Chief Operating Officer from 1994 to 2001, Executive Vice President-Administration from 1991 to 1994, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment. Also a director of Quad/Graphics Inc., Chairman of the Board of Children's Hospital of Wisconsin, Inc. and a member of the Board of Regents of the Milwaukee School of Engineering and the Board of Trustees of the Medical College of Wisconsin. A Director since April 1999.

Class I Directors (terms expiring April 2006)

Richard A. Abdoo Age 60	Chairman of the Board and Chief Executive Officer since May 1991 and President from May 1991 to June 2003 of Wisconsin Energy Corporation, a holding company with subsidiaries in utility and nonutility businesses. Chairman of the Board since June 1990 and Chief Executive Officer from June 1990 to June 2003 of We Energies. Also a director of AK Steel Corporation and Sensient Technologies Corporation. A Director since July 1994.

Name and Age (as of March 1, 2004)	Principal Occupation and Directorships
Ted D. Kellner Age 57	Chairman and Chief Executive Officer of Fiduciary Management, Inc., an investment management firm, since 1980. Also a director of American Family Mutual Insurance Company and Kelben Foundation, Inc. A Director since April 2000.
Katharine C. Lyall Age 62	President of the University of Wisconsin System since 1992. Also a director of Alliant Energy Corporation, Kemper Insurance Companies, Carnegie Foundation for the Advancement of Teaching and United Way of Dane County (Wisconsin). A Director since December 1997.
Peter M. Platten, III Age 64	Retired; Vice Chairman of the Board of the Company from May 1994 to May 1997; Former President and Chief Executive Officer, January 1989 to May 1994, Valley Bancorporation, a bank holding company. Also a director of Green Bay Packers, Inc. A Director since May 1994.
James A. Urdan Age 72	Retired Partner, Quarles & Brady, L.L.P., a law firm. A Director since April 2001.
James B. Wigdale Age 67	Chairman of the Board of the Company from December 1992 to present, Chief Executive Officer of the Company from October 1992 to December 2001, Vice Chairman of the Board of the Company from December 1988 to December 1992; Chairman of the Board, January 1989 to October 2001, Chief Executive Officer, September 1987 to October 2001, and Director since 1981 of M&I Marshall & Ilsley Bank; Director, Metavante Corporation. Also a director of Green Bay Packaging Inc. and Sentry Insurance. A Director since 1988.

CORPORATE GOVERNANCE MATTERS

Board of Directors

The Board of Directors has determined that 15 of 19 (79%) of the current directors of M&I are independent under the newly adopted listing standards of the New York Stock Exchange (the "NYSE Standards") and the categorical independence standards adopted by the Board. The independent directors are: Ms. Lyall and Messrs. Abdoo, Andreas, Chait, Jacobs, Johnson, Mellowes, Meyer, Orr, O'Toole, Platten, Schaefer, Shiely, Urdan and Wardeberg. The categorical independence standards relate to banking and other business relationships with M&I and are available on M&I's web site described below.

The non-management directors of M&I have regularly scheduled executive sessions. The Board of Directors, based upon the review and recommendation of the Nominating and Corporate Governance Committee (the "Nominating Committee"), has appointed Mr. Urdan to preside at the executive sessions of the non-management directors. Parties who wish to communicate directly with the presiding director or with the non-management directors as a group may direct written communications to Mr. Urdan at:

> Mr. James A. Urdan
> c/o Secretary
> Marshall & Ilsley Corporation
> 770 North Water Street
> Milwaukee, Wisconsin 53202

The Secretary of the Company will forward all communications to Mr. Urdan unless otherwise instructed by the non-management directors.

The Board of Directors of the Company has Compensation and Human Resources, Audit, Nominating, Retirement Investment, and Executive Committees. The Board of Directors has adopted written charters for all of its committees. The charters for the Compensation and Human Resources, Audit, and Nominating Committees are available on the Company's web site described below. In addition, the charter for the Audit Committee is set forth in Appendix A.

Directors are expected to attend each regular and special meeting of the Board and of each Board committee on which the director serves. Directors are also expected to attend the Annual Meeting. Although the Company's By-laws authorize members of the Board and Board committees to participate in and act at a meeting through the use of telephonic or other communication equipment, the personal attendance of directors at such meetings is preferred. The Board of Directors held six meetings in 2003. Each incumbent director attended at least 75% of the meetings of the Board and Board committees on which the director served. All of the Company's current directors attended last year's Annual Meeting.

Corporate Governance Documents

Certain documents relating to corporate governance matters are available on the Company's web site at www.micorp.com. These documents include, among others, the following:

- Corporate Governance Guidelines;

- Code of Business Conduct and Ethics;

- Charter for the Nominating Committee, including the Board's categorical independence standards;

- Charter for the Audit Committee; and

- Charter for the Compensation and Human Resources Committee.

Shareholders also may obtain a copy of any of these documents free of charge by calling the M&I Shareholder Information Line at 1-800-318-0208. Information contained on any of M&I's web sites is not deemed to be a part of this Proxy Statement.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee (the "Compensation Committee") is responsible for (a) evaluating and approving the executive officer benefit, bonus, incentive compensation, severance, equity-based or other compensation plans, policies and programs of the Company, (b) administering the Company's nonqualified compensation plans, including the Executive Stock Option and Restricted Stock Plans, the 1994 Long-Term Incentive Plan and the Annual Executive Incentive Compensation Plan, and (c) producing an annual report on executive compensation for inclusion in the Company's Proxy Statement. The current members of the Compensation Committee are Messrs. Wardeberg (Chairman), O'Toole and Shiely, all of whom are independent under the NYSE Standards. The Compensation Committee held four meetings in 2003.

Audit Committee

The Audit Committee is a separately-designated standing committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee has responsibility for (a) appointing or replacing the Company's independent auditors, (b) overseeing the work of the independent auditors (including resolution of any disagreements between management and the auditors regarding financial reporting), (c) reviewing the independent auditors' performance, qualifications and independence, (d) approving all auditing and permitted non-auditing services to be performed by the independent auditors with limited exceptions, (e) reviewing the Company's financial statements, internal audit function and system of internal controls, (f) overseeing compliance by the Company with legal and regulatory requirements and with the Company's Code of Business Conduct and Ethics, and (g) producing the report required by federal securities regulations for inclusion in the Company's Proxy Statement. The current members of the Audit Committee are Messrs. Orr (Chairman), Jacobs and Ms. Lyall, all of whom are independent under the NYSE Standards. The Board has determined that Mr. Orr is an "audit committee financial expert" and "independent" as defined under applicable Securities and Exchange Commission rules. The Audit Committee held nine meetings and took action by written consent once in 2003.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for (a) identifying new candidates who are qualified to serve as directors of the Company, (b) recommending to the Board of Directors the candidates for election to the Board and for appointment to the Board's committees, (c) considering any nominations for director submitted by shareholders, (d) developing, and recommending to the Board, and thereafter periodically reviewing, the Corporate Governance Guidelines and principles applicable to the Company, and (e) monitoring and advising the Board on corporate governance matters and practices. The members of the Nominating Committee are Messrs. Platten (Chairman), Chait and Kellner. Messrs. Platten and Chait are independent under the NYSE Standards, and the Nominating Committee will consist entirely of independent directors under the NYSE Standards after the Annual Meeting. The Nominating Committee held four meetings in 2003.

The Nominating Committee will consider candidates nominated by shareholders in accordance with the procedures set forth in the Company's By-laws. Under the Company's By-laws, nominations other than those made by the Board of Directors or the Nominating Committee, must be made pursuant to timely notice in proper written form to the Secretary of the Company. To be timely, a shareholder's request to nominate a person for election to the Board, together with the written consent of such person to serve as a director, must be received by the Secretary of the Company not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

Under the Company's By-laws, no person is eligible to be elected a director at a meeting of shareholders held on or after the date he or she attains the age of 72, although the Board, at its discretion, may waive the age limitation or establish a greater age from time to time. In addition, the Nominating Committee has adopted guidelines for evaluating and selecting candidates for election to the Board of Directors. Under these guidelines, each director should:

- be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

- be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

- possess substantial and significant experience which would be of value of the Company in the performance of the duties of a director; and

- have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director.

The Nominating Committee will evaluate eligible shareholder-nominated candidates for election to the Board of Directors in accordance with the selection guidelines. The full text of the guidelines can be found in the Nominating Committee's charter, which is available on the Company's web site described above.

Ms. Waller was recommended as a candidate for director to the Nominating Committee by Messrs. Wigdale and Kuester. After consideration by the Nominating Committee, the Nominating Committee recommended Ms. Waller as a candidate to the full Board.

Retirement Investment Committee

The Retirement Investment Committee is responsible for reviewing the activities of and decisions made by the trustees of, and the investment managers for, the Company's Retirement Program. The members of the Retirement Investment Committee are Messrs. Kellner (Chairman), Abdoo and Chait. The Retirement Investment Committee held two meetings and took action by written consent once in 2003.

Executive Committee

The Executive Committee has the authority to act on behalf of the full Board of Directors in managing the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Messrs. Kuester (Chairman), Abdoo, Jacobs, Urdan, Wardeberg and Wigdale. The Executive Committee held two meetings in 2003.

LOANS AND OTHER TRANSACTIONS WITH THE COMPANY

Customers of the bank subsidiaries of the Company include nominees, directors and officers of the Company and their associates. Since January 1, 2003, such persons and firms have been indebted to the Company's bank subsidiaries for loans made in the ordinary course of business. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features. In addition to loans, bank subsidiaries of the Company provide other banking services in the ordinary course of business to directors and executive officers and their associates.

From time to time, directors and officers of the Company and their associates may sell shares of their Common Stock to the Company pursuant to the Company's stock repurchase program. The purchase price for any such sales is the prevailing market price at the time of such sale.

In connection with the Company's merger with Mississippi Valley Bancshares, Inc. on October 1, 2002, Mr. Baur entered into an employment agreement with M&I Marshall & Ilsley Bank under which Mr. Baur will be employed until December 31, 2004. Under this agreement, Mr. Baur receives a base salary of $311,000 per year and an annual incentive bonus of $200,000, and is entitled to certain other benefits, including the right to participate in M&I's benefit and qualified retirement plans, the use of a car (which will be transferred to him at no cost on December 31, 2004), and the payment of club dues until he reaches the age of 65 in 2009. Mr. Baur also will be provided with office space until December 31, 2009 and health insurance coverage until he reaches the age of 65 and, thereafter, he will be entitled to participate in M&I's Medicare supplemental insurance plan. Mr. Baur will be entitled to receive payments of $2,000 per month after termination of employment until he reaches the age of 65.

SUMMARY COMPENSATION TABLE

| | | | | Long Term Compensation | | | |
| | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Restricted Stock Awards ($)(2)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)(3)	All Other Compensation ($)(4)
Dennis J. Kuester	2003	$750,000	$1,315,381	$782,775	202,500	$1,124,539	$206,770
Chief Executive Officer	2002	750,000	1,107,706	0	270,000	245,778	250,405
and President	2001	680,000	837,925	0	245,000	1,196,194	179,240
James B. Wigdale	2003	700,000	959,700	0	135,000	1,297,545	177,569
Chairman of the Board (5)	2002	750,000	999,150	0	200,000	283,590	402,597
	2001	800,000	1,000,000	0	245,000	1,380,224	142,126
Thomas M. Bolger	2003	450,000	616,950	333,984	86,250	519,018	89,487
Executive Vice President	2002	450,000	519,480	0	115,000	113,436	92,646
and President, M&I	2001	375,288	479,340	148,290	100,000	552,090	54,360
Marshall and Ilsley Bank							
Mark F. Furlong (6)	2003	425,000	582,675	269,623	69,400	519,018	81,333
Executive Vice President	2002	425,000	490,620	0	92,500	0	71,253
and Chief Financial Officer	2001	284,615	369,080	503,000	200,000	0	264,025
Jeffrey V. Williams	2003	300,000	415,069	203,522	52,500	519,018	67,052
Senior Vice President,	2002	300,000	350,089	0	70,000	75,624	76,038
and Chairman of the Board,	2001	275,000	296,699	98,860	60,000	276,045	58,648
Marshall & Ilsley Trust							
Company N.A.							

(1) Salary adjustments for the Company's executive officers generally are effective on January 1 of each year. Accordingly, the 2003 base salaries reflected above were effective January 1, 2003 and earned during the calendar year. Due to uncertain economic conditions, approximately 70 senior managers of the Company, including the named executive officers, agreed to no increase in base salaries for 2003.

(2) As of December 31, 2003, the following executives had unreleased Key Restricted Stock: Mr. Kuester—22,500 shares valued at $860,625; Mr. Bolger—15,600 shares valued at $593,700; Mr. Furlong—27,750 shares valued at $1,051,438; and Mr. Williams—5,850 shares valued at $223,763. The values were arrived at using a year end 2003 closing market price of $38.25 per share less any consideration which is paid by the executive upon issuance of award. Dividends are paid on restricted stock.

(3) LTIP payouts in any given year are based on the number of LTIP units awarded with respect to the prior three-year period and the Company's performance during such period. Accordingly, the amount of LTIP payouts may vary from year to year and in some years there may be no payouts under the LTIP. For 2003 the named executive officers received payouts for awards made with respect to the three-year period from January 2001 through December 2003. The performance criteria for this three-year cycle were based upon both the Company's total shareholder return in relation to companies in the Keefe, Bruyette & Woods 50 Bank Index (the "KBW 50 Index") and the Company's cumulative three-year earnings per share relative to predetermined goals. During this period, both the Company's total shareholder return and earnings per share performance exceeded the target levels under the plan.

(4) Includes the following amounts paid by M&I under the Retirement Program for 2003: Mr. Kuester—$16,500; Mr. Wigdale—$22,000; Mr. Bolger—$22,000; Mr. Furlong—$22,000; and Mr. Williams—$22,000. Includes the following amounts paid by M&I under a Split Dollar Life Insurance Plan for the benefit of the executives for 2003: Mr. Kuester—$6,384; Mr. Wigdale—$13,842; and Mr. Williams—$114. Includes the following employer contributions under the Executive Deferred Compensation Plan based on

compensation paid or deferred during 2003: Mr. Kuester—$137,766; Mr. Wigdale—$119,932; Mr. Bolger—$61,558; Mr. Furlong—$57,250; and Mr. Williams—$35,706. Includes the following difference between the amount accrued by M&I on account balances under the Supplementary Retirement Benefits Plan and the Executive Deferred Compensation Plan for 2003 (utilizing crediting rates under the plans which are indexed to either the Moody's "A" Long-Term Corporate Bond Rate or the S&P 500 Index, based upon the participant's election) over the amount determined pursuant to SEC rules: Mr. Kuester— $46,120; Mr. Wigdale—$21,795; Mr. Bolger—$5,929; Mr. Furlong—$2,083; and Mr. Williams—$9,232.

(5) Mr. Wigdale served as Chief Executive Officer through December 31, 2001. Amounts shown for 2001 were paid to Mr. Wigdale as compensation for his services as Chairman of the Board and Chief Executive Officer.

(6) Mr. Furlong joined the Company in April 2001. Upon hire, Mr. Furlong received an option to purchase 120,000 shares of the Company's Common Stock and an award of 20,000 shares of Key Restricted Stock, which awards are reflected in the table.

The following table provides information on options granted to the named executive officers during 2003.

OPTION/SAR GRANTS IN LAST FISCAL YEAR
Individual Grants

Name	Number of Securities Underlying Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(2)	Expiration Date	Grant Date Present Value ($)(3)
Dennis J. Kuester	202,500	5.4%	$34.79	10/27/2013	$2,047,032
James B. Wigdale	135,000	3.6	34.79	10/27/2013	1,364,688
Thomas M. Bolger	86,250	2.3	34.79	10/27/2013	871,884
Mark F. Furlong	69,400	1.9	34.79	10/27/2013	701,551
Jeffrey V. Williams	52,500	1.4	34.79	10/27/2013	530,712

(1) Options generally become exercisable based on the following schedule: one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. All options will become immediately exercisable upon a "triggering event" (which relates to a change of control of the Company). Employees who have attained age 55 and have at least ten years of service with the Company or a subsidiary receive options which are fully vested on the date of grant.

(2) All options have an exercise price equal to 100% of the fair market value of the Company's Common Stock on the effective date of grant. The exercise price may be paid in cash or by delivery of shares of the Company's Common Stock.

(3) The grant date present values were determined using the Black-Scholes model with the following common assumptions: a six-year expected period of time to exercise; a risk-free rate of return of 3.56%; an expected dividend yield of 2.07%; and a volatility factor of 31.19%.

The following table provides information on options exercised during 2003, and options held at year end, by the named executive officers.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#)(1)		Value of Unexercised In-the-Money Options/SARs at FY-End($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis J. Kuester	42,000	1,012,658	1,326,500	0	14,131,400	0
James B. Wigdale	52,000	835,640	1,510,000	0	17,192,725	0
Thomas M. Bolger	18,000	339,710	324,999	196,251	3,964,218	1,252,099
Mark F. Furlong	0	—	164,166	197,734	1,643,078	1,510,296
Jeffrey V. Williams	8,000	215,480	337,700	0	3,503,026	0

(1) Includes shares which were transferred to the employees' immediate family or trusts or partnerships for the benefit thereof.

(2) For valuation purposes, a year end 2003 market price of $38.25 was used.

The following table provides information on long-term incentive plan awards to the named executive officers.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

Name	Awards Granted December 2003 for the Performance Period Beginning January 2004	
	Number of Shares, Units or Other Rights(1)	Performance or Other Period Until Maturation or Payout
Dennis J. Kuester	18,000	3 Years
James B. Wigdale	12,500	3 Years
Thomas M. Bolger	10,000	3 Years
Mark F. Furlong	8,000	3 Years
Jeffrey V. Williams	6,000	3 Years

(1) Units awarded represent share equivalents of the Company's Common Stock. The performance period is the three years commencing on January 1, 2004 and ending on December 31, 2006 for awards granted in December 2003. Additional units will be credited to each participant's account when dividends are paid on shares of the Company's Common Stock. Vesting of units occurs at the end of the three-year period except in the case of the death or disability of the participant, termination of a participant's employment due to retirement, or the occurrence of a "triggering event" (which relates to a change in control of the Company). Upon the occurrence of a "triggering event," units vest notwithstanding continued employment by the acquiring company. A payout multiple is applied to the units awarded to a participant based on the Company's performance in relation to two equally weighted performance criteria, which represent (a) the total return of the Company's Common Stock for the three-year period when compared with the total return for those stocks composing the KBW 50 Index and (b) the Company's cumulative earnings per share for the three-year period. The Company's performance in relation to the performance criteria is calculated independently, thereby allowing a participant to receive a payout under one of the criterion but not under the other. The minimum payout multiple is zero for each criterion and the maximum is 137.50%, resulting in a combined maximum of 275%. The resulting payout multiple is applied to the units awarded and units awarded to the participant in lieu of the payment of dividends. Before awards are paid, the Compensation Committee must certify the extent to which the performance criteria have been met.

The following table sets forth certain information about shares of M&I Common Stock that are authorized for issuance under the Company's equity compensation plans as of December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION(1)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)(3)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(3)(4)
Equity compensation plans approved by security holders	21,782,816	$27.81	12,976,427
Equity compensation plans not approved by security holders (5)	0	0	0
Total	21,782,816	$27.81	12,976,427

(1) The table does not include information regarding the following plans: the Company's Dividend Reinvestment and Cash Investment Plan; the M&I Retirement Program (an employee benefit plan intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended); and the Directors Deferred Compensation Plan. Under the Directors Deferred Compensation Plan, directors may elect to defer all or a portion of their directors' fees into one of two accounts: (i) a cash account, earning interest at a rate equal to that earned on U.S. Treasury Bills with maturities of 13 weeks or (ii) a Common Stock account in which shares are purchased on the open market and held in trust until the director's retirement.

(2) Includes 336,551 shares to be issued upon exercise of outstanding options under plans assumed by the Company in mergers. The weighted-average exercise price of outstanding options granted under plans assumed in mergers as of December 31, 2003 was $17.92. There will be no further grants under these assumed plans.

(3) Does not include 356,200 outstanding units awarded and 1,349,100 units available for issuance under the 1994 Long-Term Incentive Plan (not including additional units credited to the accounts of participants in lieu of the payment of cash dividends). See Note (1) in the long-term incentive plan awards table for a description of the 1994 Long-Term Incentive Plan. Although the Compensation Committee has the discretion to pay LTIP awards in cash, Common Stock or a combination of both, all awards have been paid in cash and the Company is currently not aware of any circumstances which would cause the Compensation Committee to pay these awards in Common Stock.

(4) Includes 150,000 shares available for issuance under the 1995 Directors Stock Option Plan; 3,330 shares available for issuance under the 1997 Executive Stock Option and Restricted Stock Plan; 142,844 shares available for issuance under the 2000 Executive Stock Option and Restricted Stock Plan; 1,393,003 shares available for issuance under the 2000 Employee Stock Purchase Plan; and 11,287,250 shares available for issuance under the 2003 Executive Stock Option and Restricted Stock Plan. Under the 2000 Employee Stock Purchase Plan, eligible employees may purchase shares annually by payroll deductions, subject to certain aggregation limitations, at a purchase price equal to 85% of the lesser of the fair market value of the Company's Common Stock on the first day or last day of the offering period. The number of shares available for sale under this plan may be increased on January 1 of each year by an amount equal to the lesser of (i) 200,000 shares, (ii) the number of shares purchased by employees under the plan in the previous year or (iii) a lesser amount determined by the Board of Directors.

(5) All of the Company's existing equity compensation plans have been approved by shareholders.

RETIREMENT PLANS

The Marshall & Ilsley Corporation Nonqualified Retirement Benefit Plan (the "Nonqualified Plan") provides Messrs. Kuester and Wigdale with a supplemental retirement benefit. The purpose of the Nonqualified Plan is to provide an annual retirement benefit such that the sum of the benefits from the Retirement Growth Plan, the Corporation's Amended and Restated Supplementary Retirement Benefits Plan (the "SERP"), the SERP Account of the Corporation's Amended and Restated Deferred Compensation Plan, Social Security and the Nonqualified Plan equals 60% of the sum of the participant's average salary and annual short-term incentive compensation for his last five years of employment. The total benefit under the Nonqualified Plan is adjusted in the event of death or early retirement before age 62, and can be paid for life with a 120-month certain pay-out or on a joint and survivor basis at the option of the participant. The pay-out option elected may also affect the amount of the annual benefit. For Mr. Wigdale, the monthly retirement benefit under the Nonqualified Plan is $41,313. For Mr. Kuester, the estimated monthly retirement benefit beginning at age 65 is $42,377, determined based on the five year average compensation earned through December 31, 2003 and various actuarial and interest rate assumptions. In the event of a Change in Control (as defined in the Nonqualified Plan), each participant who is actively employed will be deemed to retire on the date of the Change of Control but will have no reduction in benefits under the Nonqualified Plan for retiring prior to age 62. A participant has the option, in certain circumstances, to elect to receive the present value of the benefits to which he is entitled under the Nonqualified Plan upon a Change of Control regardless of his age at that point. Under the terms of the Nonqualified Plan, Mr. Wigdale was eligible to begin receiving benefits in January 2002. However, in connection with his continued full-time active employment, Mr. Wigdale has elected to forego the payments otherwise due to him for 2002, 2003 and 2004.

The Marshall & Ilsley Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") provides selected key employees of M&I, including the named executive officers, with the ability to defer up to 80% of base salary and 100% of bonus. Those employees electing to participate have two investment options for amounts deferred: a fixed rate option equal to the Moody's "A" Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The percentage allocated to any investment option may not be less than 10% and elections may be changed semi-annually. The Deferred Compensation Plan also allows participants to defer the receipt of restricted stock and shares issued upon the exercise of stock options. Participants do not have the right to vote shares held in the Deferred Compensation Plan; however, the manner of disposition of shares held in the plan is dependent on elections made by the participant. Amounts deferred are distributable upon termination of employment at the election of the participant. Choices range from a lump sum distribution upon termination of employment to a pay-out over 15 years if a participant's employment terminates on or after age 55, other than because of death or disability, with at least 10 years of service. Amounts deferred and investment returns thereon are held in the Marshall & Ilsley Corporation Deferred Compensation Trust II of which Marshall & Ilsley Trust Company N.A. is the trustee (the "Trust"). In addition to participant-directed deferrals, the Compensation Committee may require deferrals of any amount necessary to ensure the deductibility of compensation paid to a named executive officer under federal income tax law.

M&I's Supplementary Retirement Benefits Plan (the "SERP") is a nonqualified benefit plan which through August 1999 covered employees whose compensation exceeded the statutory limits on compensation which was taken into account for purposes of crediting contributions to M&I's Retirement Growth Plan. Participants included all of the executive officers named in the Summary Compensation Table, except Mr. Furlong who joined the Company in April 2001. The SERP was suspended in August 1999 and M&I has made no further contributions to the SERP. Existing account balances in the SERP will continue to vest as long as the participant remains employed by M&I and will be credited with the applicable investment return until pay-out pursuant to the terms of the SERP. The Deferred Compensation Plan was amended such that persons eligible to participate therein will receive an allocation equal to the amount that would have formerly been allocated under the SERP. This amount, which would have been allocated to such participant's account under M&I's Retirement Growth Plan absent the statutory limitations, is credited to an account which vests after an employee has five years of "vesting service" (as defined in M&I's Retirement Growth Plan). Participants have the same investment and pay-out elections as other accounts in the Deferred Compensation Plan, described above, and amounts credited under the SERP are held in the Trust.

In lieu of certain benefits under the Deferred Compensation Plan and/or SERP, Messrs. Wigdale and Kuester and three other senior executives agreed in 2000 to receive certain split-dollar life insurance benefits. On a present value basis, the life insurance benefits were structured to be economically neutral to M&I as compared to the Deferred Compensation Plan and/or SERP benefits. The reversal of the deferred compensation liability resulted in an increase in earnings of $1.6 million in 2000 on an after-tax basis. Because of changes in the federal income tax law governing the taxation of split-dollar life insurance benefits, in 2003 M&I entered into agreements with Messrs. Wigdale and Kuester and certain other senior executives under which a nonqualified death benefit plan was substituted for the life insurance arrangements. On a present value basis, the new arrangements were structured to be economically neutral to M&I as compared to the life insurance arrangements. However, the new arrangements resulted in an accounting charge to earnings of $3.3 million in the fourth quarter of 2003 on an after-tax basis.

CHANGE OF CONTROL AGREEMENTS AND RELATED MATTERS

In order to assure management continuity and stability, as of February 1, 2004, M&I had substantially similar Change of Control Agreements (the "M&I Change of Control Agreements") outstanding with all of the named executive officers, 12 additional executive officers and 13 other officers and employees of the Company and its subsidiaries (collectively, the "Executives"). The M&I Change of Control Agreements with four of the five named executive officers each have a term of three years. The M&I Change of Control Agreements with the other Executives each have a term of two years.

The M&I Change of Control Agreements guarantee the Executives specific payments and benefits upon a termination of employment as a result of a change of control of M&I. If a change of control occurs, the contract becomes effective and continues for the relevant term. The employment term renews on a daily basis until M&I gives notice to terminate the daily renewal.

The M&I Change of Control Agreements provide for specified benefits after a change of control if the Executive voluntarily terminates for "good reason" or is involuntarily terminated other than for "cause" (as such terms are defined in the M&I Change of Control Agreements). In addition, in the case of some M&I Change of Control Agreements, at the end of six months after a change of control, the Executive may terminate employment for any reason and is entitled to receive full benefits. Upon a termination, the Executive is entitled to (a) a lump sum payment equal to two or three times (depending on whether the contract is a two- or three-year contract) the sum of the Executive's current base salary plus the higher of the Executive's bonus for the last year or the Executive's average bonus for the past three years, (b) a proportionate amount of any unpaid bonus deemed earned for the year of termination, (c) a lump sum payment equal to the retirement benefits lost as a result of not having been employed for the remaining contract term, (d) health and other benefits for the remaining contract term, and (e) payments for certain other fringe benefits. In the event of a termination of employment as a result of his death, the Executive's beneficiary is entitled to six months of base salary. No additional benefits are guaranteed under the contract upon an Executive's disability or termination of employment by M&I for cause.

The M&I Change of Control Agreements provide that upon a change of control most restrictions limiting the exercise, transferability or other incidents of ownership of any outstanding award, restricted stock, options, stock appreciation rights, or other property rights of M&I granted to the Executive shall lapse, and such awards shall become fully vested, except in certain circumstances. In addition, upon certain events following a change of control, some option agreements, including certain options held by the named executive officers, provide that options will remain exercisable for the lesser of (a) the remainder of their respective terms or (b) one year after the Executive's death. The M&I Change of Control Agreements also provide for "gross-up" payments in the event payments to an Executive under the M&I Change of Control Agreement are subject to the excise tax (the "Excise Tax") provided for under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar federal, state or local tax which may be imposed, in an amount such that the net amount retained by the Executive, after deduction of any Excise Tax on the payments and any federal, state and local income tax and Excise Tax on the gross-up payment, shall be equal to the payments then due.

In addition, M&I has approved new change of control agreements (the "Metavante Change of Control Agreements") for five officers of Metavante Corporation ("Metavante"), including one executive officer of M&I, who also have M&I Change of Control Agreements. The new agreements are triggered upon a change of control of Metavante rather than M&I. In no event will payments be made or benefits be paid to the Metavante employees under both agreements. The Metavante Change of Control Agreements provide for specified benefits upon a change of control of Metavante if an employee voluntarily terminates employment for "good reason," or is involuntarily terminated other than for "cause" (as such terms are defined in the Metavante Change of Control Agreements), within a three-year period following the change of control. In these events, the employee is entitled to substantially the same compensation as described above under the M&I Change of Control Agreements, including an Excise Tax gross-up payment. However, the restrictions limiting the exercise, transferability or other incidents of ownership of equity awards do not lapse upon a change of control of Metavante. The treatment of an employee under the Metavante Change of Control Agreements in the event of termination of employment because of death, disability or termination for cause is the same as under the M&I Change of Control Agreements.

NON-EMPLOYEE DIRECTOR COMPENSATION

Directors of M&I who are not employees are paid a retainer fee of $24,000 per year. In addition, non-employee directors receive a fee of $1,500 for each Board meeting which they attend and $1,000 for each committee meeting which they attend. The chairs of the Audit, Compensation, Nominating, and Retirement Investment Committees are paid a retainer fee of $5,000 per year. Mr. Urdan is also paid $5,000 per year to act as presiding director at the non-management executive sessions of the Board. M&I has established a deferred compensation plan for its directors. Under such plan, all or part of the fees received by a director may be deferred at the election of the director. Amounts deferred may be allocated to one of two accounts as selected by the participating director: (i) the Common Stock account or (ii) a cash account, earning interest at a rate equal to that earned on U.S. Treasury Bills with maturities of 13 weeks. Payment of benefits from the Common Stock account is made in shares of Common Stock. The deferred compensation plan also allows directors to defer the receipt of shares issued upon the exercise of stock options. Participants do not have the right to vote shares held in the plan; however, the manner of disposition of shares held in the plan is dependent on elections made by the participant. Deferred amounts are payable in a lump sum or in not less than two nor more than 10 annual installments, as elected by the participating director, or, if no such election is made, in five annual installments. Messrs. Chait, Jacobs, Johnson, Kellner, Mellowes, Meyer, O'Toole, Schaefer and Urdan elected to defer compensation under the plan during 2003. Directors of M&I who are also directors of subsidiaries of M&I receive compensation from such subsidiaries in varying amounts based on the director compensation schedule of such subsidiaries. Directors of subsidiaries of M&I may also elect to defer compensation under the plan.

Directors of M&I who are not employees of M&I or its subsidiaries also participate in the 1995 Directors Stock Option Plan. On the date of each Annual Meeting of Shareholders, each participant in the plan elected or re-elected as a director at such Annual Meeting receives an option for that number of shares of Common Stock equal to the multiple of 5,000 and the number of years in the term to which such participant has been elected. In addition, a participant who is appointed to fill a vacancy on the Board of Directors, or a director who becomes a participant because such director ceases to be employed by the Company or its subsidiaries, will receive, on the date of the next Annual Meeting, an option for that number of shares of Common Stock equal to a multiple of 5,000 and the number of years remaining in such participant's term as a director of the Company. Under the terms of this plan, the option price per share will not be less than 100% of the fair market value of the shares on the date the option is granted, the options will not be exercisable more than 10 years after the date of grant, and the options will terminate no later than three years after the participant ceases to be a director of the Company for any reason. Such options may be exercised at any time after they are granted. The exercise price of an option may, at the participant's election, be paid in cash or previously owned shares of Common Stock or a combination thereof.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

General Policy

The Compensation and Human Resources Committee (the "Compensation Committee") determines the compensation policy for executive officers, makes awards and sets performance criteria under the Company's incentive plans, and determines the salary levels for executive officers. The Company's compensation program is designed to offer a competitive total compensation value that will attract and retain high quality talent and ensure alignment of a significant portion of the executive's total compensation to the annual and long-term performance of the Company as well as the creation of stockholder value. The Compensation Committee bases its compensation decisions primarily on its overall assessment of the executive's contribution to the profitability of the Company on both a long-term and short-term basis and the relevant market relationship of the executive officer's compensation. The Compensation Committee reviews the executive's performance in light of both the historical financial performance of the Company and the Compensation Committee's assessment of the executive's role in ensuring the future financial success of the Company. In this respect, the Compensation Committee seeks to reward leadership, innovation and entrepreneurship. The compensation package for senior executives has both objective (performance based) and subjective elements. Awards under the Annual Executive Incentive Plan are based on the achievement of specified performance criteria determined by the Compensation Committee. For certain executive officers, the financial performance of the business unit or division for which that executive has responsibility may receive a proportionately larger consideration by the Compensation Committee in determining that executive's compensation. The Compensation Committee reviews the compensation plans for executives in order to determine whether such plans are consistent with the Company's objectives and financial performance.

Federal income tax law prohibits publicly held companies, such as M&I, from deducting certain compensation paid to a named executive officer that exceeds one million dollars during the tax year. To the extent that compensation is based upon the attainment of performance goals set by the Compensation Committee pursuant to plans approved by the Company's shareholders, the compensation is not included in the computation of the limit. Although the Compensation Committee intends, to the extent feasible and where it believes it is in the best interests of the Company and its shareholders, to attempt to qualify executive compensation as tax deductible, it does not intend to permit this arbitrary tax provision to distort the Compensation Committee's development and execution of effective compensation plans. Thus, the Compensation Committee will continue to exercise discretion in those instances where the mechanistic approaches necessary under tax law considerations could compromise the interests of shareholders.

2003 Compensation

Overview

With regard to 2003 compensation decisions, the Compensation Committee reviewed the Company's financial performance on both a long-term and short-term basis, the overall performance of each executive officer, the market relationship of compensation paid to the Company's executive officers and other information which the Compensation Committee deemed relevant in the case of any particular individual. The Compensation Committee also reviewed analyses of the Company's compensation levels and financial performance which included comparisons to the companies in the KBW 50 Index, which is the same peer group used in the performance graph, and a more defined group of similarly sized bank holding companies. The Compensation Committee utilized the peer group data and other information in order to reflect competitive factors and performance. In addition, the Compensation Committee consulted with Hewitt Associates LLC, the Committee's compensation consultants, in connection with various compensation decisions. In the case of any particular individual, circumstances unique to such individual such as increased responsibilities or extraordinary effort may also be reflected. In assessing the Company's performance, the Compensation Committee considered, among other things, the profitability of the Company as a whole on both a long-term and short-term basis (including net income, earnings per share, return on average shareholders' equity and return on average assets). The Compensation Committee also considered total shareholder return in comparison to the Company's peers. The Compensation Committee's decisions with respect to compensation generally reflect all of the factors considered, including objective factors and the Compensation Committee's subjective assessment of the executive's performance.

Annual Executive Incentive Plan

The Annual Executive Incentive Plan provides for annual cash incentives (bonuses) to the participants, which include all but one of the executive officers, based upon one or more objective financial performance criteria selected by the Compensation Committee. Metavante Corporation's President and Chief Executive Officer participates in a separate plan related to the performance of Metavante Corporation. The Annual Executive Incentive Plan rewards eligible senior executives with an incentive award based on a percentage of each participant's base salary if the performance goals set by the Compensation Committee are met for that year. In evaluating the participants' bonus opportunity under the Annual Executive Incentive Plan, the Compensation Committee considers bonus amounts provided by peer companies. The performance criterion for 2003 was based upon earnings per share adjusted for certain items. Results under the plan exceeded the target performance levels established by the Compensation Committee for 2003, and resulted in eligible senior executives receiving payouts ranging from 54% to 175% of their respective 2003 base salaries as compared to payouts ranging from 46% to 147% of base salaries in 2002. In future years, the Compensation Committee may use performance criteria different than earnings per share.

Base Salary and Long-Term Incentive Compensation

In determining the base salaries for the Company's executive officers, the Compensation Committee takes a long-term view of the executive's job performance, the Company's financial performance and the salaries paid in the marketplace to executives with similar responsibilities. Due to uncertain economic conditions, approximately 70 senior managers of the Company, including the named executive officers, agreed to no increase in base salaries for 2003. Accordingly, the Compensation Committee deemed it appropriate to maintain 2003 base salaries for executive officers at their 2002 levels.

The Compensation Committee made long-term incentive awards in 2003 under the Company's Executive Stock Option and Restricted Stock Plan and long-term incentive plans. It is the intention of the Compensation Committee to continue to emphasize long-term incentives in the compensation provided to the Company's executive officers. In arriving at the 2003 long-term incentive award levels, the Compensation Committee compared the total compensation opportunities, and the values of each compensation component, in relation to those provided by peer companies for similar positions.

The Compensation Committee determined to grant a combination of stock options and restricted stock awards in 2003. In determining the total number of options to be granted in 2003 to all employee recipients, including the executive officers, the Compensation Committee reviewed the annual option awards and cumulative options outstanding of the peer group companies in relation to outstanding shares. In 2003, option grants to employees totaled 3,719,250 options, or approximately 1.6% of shares outstanding as of December 31, 2003, and restricted stock awards to employees totaled 163,300 restricted shares, or 0.07% of shares outstanding as of December 31, 2003. The Compensation Committee believes annual awards at this level are comparable to the award levels of the peer group companies.

Participants in the Company's 1994 Long-Term Incentive Plan, including the executive officers, received payouts for awards made with respect to the three-year period from January 2001 through December 2003. The performance criteria for this three-year cycle were based upon both the Company's total shareholder return in relation to companies in the KBW 50 Index and the Company's cumulative three-year earnings per share adjusted for certain items relative to predetermined goals. During this period, both the Company's total shareholder return and the earnings per share performance exceeded the target levels under the plan.

Chief Executive Officer Compensation

In determining Mr. Kuester's salary and long-term incentive awards, the Compensation Committee's review concentrated on the prevailing market rates of compensation for his position and the Company's current and prior year's financial performance. The Compensation Committee considered the compensation of the chief executive officers of the peer group companies, taking into account the Company's size and performance relative to the companies in the peer groups, in order to determine whether Mr. Kuester is compensated on a basis which is reasonably consistent. As noted above, due to uncertain economic conditions, Mr. Kuester was among 70 senior managers of the Company who agreed to no increase in base salary for 2003. Mr. Kuester received an Annual Executive Incentive Plan Award of approximately 175% of his base salary, resulting from the Company's 2003 financial performance in relation to the goals established under the plan. It is the Compensation Committee's conclusion that Mr. Kuester's compensation is fair and appropriate.

The Compensation and Human Resources Committee:

Mr. Wardeberg, Chairman   Mr. O'Toole   Mr. Shiely

PERFORMANCE GRAPH

The following graph shows the cumulative total stockholder return on the Company's Common Stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and the KBW 50 Index.



Cumulative Total Return
Assumes Dividends Reinvested

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
M&I	$100	$109	$90	$115	$101	$145
S&P 500	100	121	110	97	76	97
KBW 50	100	96	116	111	103	138

KBW = Keefe, Bruyette & Woods 50-Bank Index; S&P = Standard & Poor's 500.

AUDIT COMMITTEE REPORT

The Audit Committee of Marshall & Ilsley Corporation has:

- reviewed and discussed the audited financial statements with management;

- discussed with Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*;

- received the written disclosures and the letter from Deloitte & Touche required by Independent Standards Board Standard No. 1, *Independence Discussions with Audit Committees*; and

- discussed with Deloitte & Touche the auditors' independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

Fees Paid to Independent Auditors

Audit Fees. The aggregate fees billed for audit services rendered by Deloitte & Touche in 2003 and 2002 totaled approximately $852,000 and $770,000, respectively. Services rendered in this category consisted of:

- audits of the consolidated and various affiliates' financial statements;

- reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q; and

- services associated with registration statements, periodic reports and other documents filed with the Securities and Exchange Commission or other documents issued in connection with securities offerings, such as comfort letters and consents.

Audit-Related Fees. The aggregate fees billed in 2003 and 2002 for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of the Company's financial statements totaled approximately $859,000 and $747,000, respectively. Services rendered in this category consisted primarily of:

- internal control reviews, including SAS 70 reviews of the internal controls that were in operation at the Company's service organizations;

- due diligence services pertaining to acquisitions and dispositions;

- attestation to management's assertions relating to minimum servicing standards for certain securitization trusts; and

- financial statement audits of employee benefit plans, common and collective funds and various agreed upon procedure reports.

Tax Fees. The aggregate fees billed in 2003 and 2002 for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning totaled approximately $1,456,000 and $887,000, respectively. Services rendered in this category consisted primarily of:

- tax planning and other non-compliance consultation, including tax audit assistance;

- tax compliance and ruling requests, including federal and state tax return preparation; and

- advice and assistance in evaluating the implications of Internal Revenue Service regulations related to certain executive deferred compensation plans.

All Other Fees. The aggregate fees billed in 2003 and 2002 for products and services provided by Deloitte & Touche, other than the services reported above, totaled approximately $80,000 and $20,000, respectively. Services rendered in this category consisted of:

- Peoplesoft readiness review; and

- financial planning services for executive officers.

Pre-Approval Policy

The Audit Committee must pre-approve all audit and non-audit services to be provided by the Company's independent auditors, subject to a de minimus exception as provided in its charter. The Audit Committee has adopted a pre-approval policy relating to audit and non-audit services. This policy provides that the Company's auditors may only provide those "tax" and "other" services that the Audit Committee believes will not impair the auditors' independence. The Audit Committee believes that the provision of audit-related services, which are traditionally performed by the independent auditors, does not impair the independence of the auditors.

The pre-approval policy describes the permitted audit, audit-related, tax and other services that have the pre-approval of the Audit Committee, including the pre-approved fee levels for all services. Unless a type of service to be provided by the independent auditors has received general pre-approval, it must receive specific pre-approval by the Audit Committee. Any proposed services exceeding the pre-approved fee levels require specific pre-approval by the Audit Committee. The term of any pre-approval is generally one year from the date of pre-approval or, if the pre-approval relates to a specific project, for the term of the project. The chair of the Audit Committee has the authority to grant pre-approvals of audit and non-audit services between meetings, provided that any such pre-approval must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee will annually review and pre-approve services that that may be provided by the independent auditors.

The Audit Committee:

Mr. Orr, Chairman   Mr. Jacobs   Ms. Lyall

SUBMISSION OF SHAREHOLDER PROPOSALS

The 2005 Annual Meeting of Shareholders is scheduled for April 26, 2005. In accordance with the Company's By-laws, nominations, other than by or at the direction of the Board of Directors, of candidates for election as directors at the 2005 Annual Meeting of Shareholders and any other shareholder proposed business to be brought before the 2005 Annual Meeting of Shareholders must be submitted to the Company no later than January 28, 2005. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with the Company's By-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the Board of Directors, shareholder proposals for consideration at the 2005 Annual Meeting of Shareholders of the Company must be received by the Company at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 15, 2004. Proposals should be directed to Mr. Randall J. Erickson, Senior Vice President, General Counsel and Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee has selected Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2004. Deloitte & Touche audited the Company's financial statements for the fiscal year ended December 31, 2003. Representatives of Deloitte & Touche will be present at the Annual Meeting to make any statement they may desire and to respond to questions from shareholders.

Arthur Andersen LLP ("Arthur Andersen") previously served as the Company's independent auditors. On May 6, 2002, the Company dismissed Arthur Andersen as its independent public accountants and appointed Deloitte & Touche as its new independent accountants. The decision to dismiss Arthur Andersen and to retain Deloitte & Touche was approved by the Audit Committee.

Arthur Andersen's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two fiscal years ended December 31, 2001, and the subsequent interim period through May 6, 2002, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the Company's two fiscal years ended December 31, 2001 and the subsequent interim period through May 6, 2002.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. A copy of Arthur Andersen's letter, dated May 6, 2002, stating their agreement with these statements is attached as Exhibit 16 to the Company's Form 8-K filed with the Securities and Exchange Commission on May 7, 2002.

During the Company's two fiscal years ended December 31, 2001, and the subsequent interim period through May 6, 2002, the Company did not consult with Deloitte & Touche regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

PENDING LEGAL PROCEEDINGS

No director or executive officer is an adverse party or has an interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers to file reports with the Securities and Exchange Commission disclosing their ownership, and changes in their ownership, of stock in the Company. Copies of these reports must also be furnished to the Company. Based solely on a review of these copies, the Company believes that during 2003 all filing requirements were complied with. However, Mr. Hogan failed to timely report initial holdings on Form 3 when he became an officer in 2001 and Mr. Jacobs failed to timely report initial holdings on Form 3 when he became a director in 2001. During 2001, Mr. Kellner failed to timely report one transaction on Form 4.

OTHER VOTING INFORMATION

Shareholders may vote over the Internet, by telephone or by completing a traditional proxy card. Votes submitted electronically over the Internet or by telephone must be received by 7:00 p.m., Central Time, on April 26, 2004. To vote over the Internet or by telephone, please refer to the instructions on the accompanying proxy card.

The Internet and telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction with this Proxy Statement, or you may need to contact your broker, bank, or other nominee to determine whether you will be able to vote electronically using the Internet, telephonically, or what is required to vote your shares in person at the Annual Meeting.

OTHER MATTERS

Although management is not aware of any other matters that may come before the meeting, if any such matters should be properly presented, the persons named in the accompanying proxy intend to vote such proxy in accordance with their best judgment.

By Order of the Board of Directors,

Randall J. Erickson, *Senior Vice President, General Counsel and Secretary*

**CHARTER
OF THE
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
MARSHALL & ILSLEY CORPORATION**

I. PURPOSE

The Audit Committee's ("Committee") primary purpose is to:

• Provide assistance to the Board of Directors by overseeing and monitoring: (a) the integrity of the financial statements of the Marshall & Ilsley Corporation (the "Corporation"); (b) the independent auditors' qualifications and independence; (c) the performance of the Corporation's internal audit function and independent auditors, including with respect to both bank and nonbank subsidiaries; (d) the compliance by the Corporation with legal and regulatory requirements and with the Corporation's Code of Business Conduct and Ethics; and (e) the Corporation's systems of disclosure controls and system of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; and

• Prepare the report required by the rules of the Securities and Exchange Commission ("SEC") to be included in the Corporation's annual proxy statement.

The Committee will also perform the duties required by law to be performed by an audit committee for any subsidiary bank of the Corporation that does not have its own audit committee and by a fiduciary audit committee for any subsidiary bank of the Corporation exercising fiduciary powers that does not have its own fiduciary audit committee, in each case to the extent permitted, and in the manner required, by applicable laws and regulations.

II. COMMITTEE COMPOSITION

This Committee is established pursuant to Section 3.11 of the By-Laws of the Corporation. The members of the Committee and its Chairperson are appointed annually by the Board, based on recommendations of the Nominating and Corporate Governance Committee, and serve until their successors are duly elected and qualified. The Committee shall consist of no fewer than three members who fully satisfy the independence, experience, and other requirements prescribed by the New York Stock Exchange ("NYSE"), Section 10A of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and applicable rules and regulations thereunder. To the extent practicable, at least one member of the Committee shall be an "audit committee financial expert" as defined by the rules of the SEC, and all members of the Committee shall have a strong level of business or financial acumen (as determined in the reasonable discretion of the Board). Committee members may enhance their familiarity with finance and accounting by participating in education programs. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

III. AUTHORITY

The Committee shall have the sole authority to appoint or replace the independent auditors. The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditors shall report directly to the Committee.

The Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting, or other advisors. The Committee shall also have the authority, to the extent it deems necessary or appropriate, to ask the Corporation to provide the Committee with the support of one or more Corporation employees to assist it in carrying out its duties. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

The Committee shall preapprove all auditing services (including the fees and terms thereof) and permitted non-audit services to be performed for the Corporation by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit.

The Committee Chair will have authority to act on behalf of the Committee between meetings. The authority of the Committee Chairperson includes the authority to grant preapprovals of audit and non-audit services, provided that any such preapproval shall be presented to the full Committee at its next scheduled meeting.

IV.   MEETINGS

The Committee shall meet as often as the Committee or the Committee Chair determines, but not less frequently than quarterly. The Committee shall meet periodically with management, with the internal auditors, and with the independent auditors in separate executive sessions. The Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee may conduct its business and affairs at any time or location it deems appropriate. Attendance and participation in a meeting may take place by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action to be taken at any meeting of the Committee may be taken without a meeting, if all members of the Committee consent thereto in writing and such writing or writings are filed with the minutes of the Committee. All decisions of the Committee shall be determined by an affirmative vote of the majority of members in attendance. A quorum of the Committee shall be established when a majority of the members of the Committee are present or, if less than a majority of the members of the Committee are present, by the presence of the Committee Chair and one other Committee member.

V.   RESPONSIBILITIES OF THE COMMITTEE

The following activities are set forth as a guide with the understanding that the Committee may diverge from this guide as it considers appropriate in accordance with applicable law.

A.   *Financial Reporting/Internal Controls*

1.   Review and discuss with the internal auditors and the independent auditors their respective annual audit plans, staffing, reports, and the results of their audits.

2.   Discuss with management, either specifically, or generally by discussion of the types of information to be disclosed and the type of presentation to be made, the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

3.   Review and discuss with management and the independent auditors the Corporation's quarterly financial statements prior to the earnings press release, including the results of the independent auditors' reviews of the quarterly financial statements. Review and discuss with management and

independent auditors any material issues, including management's discussion and analysis with respect to its Form 10-Q, prior to its filing.

4. Review and discuss with management and the independent auditors the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board, based upon review of the financial statements, the matters required to be discussed by SAS 61, and the letter required by Independent Standards Board Standard No. 1, whether the audited financial statements should be included in the Corporation's Form 10-K.

5. Review with the independent auditors any matters of significant disagreement between management and the independent auditors and any other problems or difficulties encountered during the course of the audit and management's response to such disagreements, problems, or difficulties. As part of this review, the Committee shall discuss with the independent auditors: (a) any difficulties relating to restrictions on the scope of the independent auditors' activities, and (b) any difficulties relating to restrictions on the independent auditors' access to requested information. The Committee may, as part of their review, discuss with the independent auditors (including the independent auditors' national office, as appropriate) (i) accounting adjustments that were noted or proposed by the independent auditors but that were "passed" by management as immaterial or otherwise, (ii) any communications between the individuals assigned by the independent auditors to the Corporation's account and the independent auditors' national office relating to significant auditing or significant accounting issues presented by the engagement, and (iii) any management letter of a material nature issued or proposed to be issued by the independent auditors and the Corporation's response to such letter.

6. Review and discuss with the independent auditors: (a) all critical accounting policies and practices used in the audit; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

7. Review with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, the development, selection, and disclosure of critical accounting estimates and the use thereof, and analyses of the effect of alternative assumptions, estimates or generally accepted accounting principles ("GAAP") on the Corporation's financial statements.

8. Discuss with management and the independent auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

9. Discuss with management the Corporation's major risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management polices.

10. Discuss with the Corporation's independent auditors, internal auditors, and management their assessments of the adequacy of the Corporation's internal controls.

11. Discuss with the Corporation's independent auditors, internal auditors and management any material weaknesses or control deficiencies that any of the foregoing have identified relating to financial reporting, internal controls, or other related matters and their proposals for rectifying such weaknesses or deficiencies, including any special audit steps adopted in light of material weaknesses or control deficiencies.

12. Monitor the Corporation's progress in promptly addressing and correcting any and all identified material weaknesses or control deficiencies in financial reporting, internal controls, or related matters.

13. Receive periodic reports from the independent auditors and appropriate officers of the Corporation on significant accounting or reporting developments proposed by the Financial Accounting Standards Board or the SEC that may impact the Corporation.

B. *Independent Auditors*

1. Appoint, provide for the compensation of, and oversee the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2. Review the performance of the independent auditors and remove the independent auditors if circumstances warrant.

3. Review the experience and qualifications of the senior members of the independent auditors' team.

4. Monitor and periodically review the independence, qualifications, and performance of the independent auditors by:

    (a) Obtaining and reviewing a report from the independent auditors at least annually regarding:

        (i)   the internal quality-control procedures of the firm;
        (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
        (iii) any steps taken to deal with any such issues; and
        (iv) all relationships between the independent auditors and the Corporation.

    (b) Evaluating the qualifications, performance, and independence of the independent auditors, including reviewing and evaluating the lead partner of the independent auditors, considering whether the auditors' quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the auditors' independence, and taking into account the opinions of management and the internal auditors. If so determined by the Committee, taking additional action to satisfy itself of the qualifications, performance, and independence of the auditors.

    (c) Submitting a report of their conclusions to the Board.

5. Preapprove all auditing services and permitted non-audit services to be performed for the Corporation by the independent auditors, except as provided in this paragraph. In no event shall the independent auditors perform any non-audit services for the Corporation which are prohibited by Section 10A(g) of the Exchange Act or the rules of the SEC or the Public Company Accounting Oversight Board. The Committee shall establish general guidelines for the permissible scope and nature of any permitted non-audit services in connection with its annual review of the audit plan. Preapproval shall not be required for the provision of non-audit services if: (a) the aggregate amount of all such non-audit services constitutes not more than 5% of the total amount of revenues paid by the Corporation to the auditors during the fiscal year in which the non-audit services are provided, (b) such services were not recognized by the Corporation at the time of engagement to be non-audit services, and (c) such services are promptly brought to the attention of the Committee and approved, in accordance with this Charter, prior to the completion of the audit. Approvals of a non-audit service to be performed by the auditors and, if applicable, the guidelines pursuant to which such services were approved, shall be disclosed as promptly as practicable in the Corporation's quarterly or annual reports required by Section13(a) of the Exchange Act.

6. Oversee the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least once every five years.

7. Establish and periodically review policies for the Corporation's hiring of employees or former employees of the independent auditor.

8. Ensure that the independent auditors have access to all necessary resources.

C. _Internal Audit Function_

1. Review the appointment and replacement of the Director of the Audit Services Division.

2. Review summaries of significant reports to management prepared by internal audit and management's responses.

3. Discuss with the independent auditors the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of internal audit's work.

4. Ensure that the internal auditors have access to all necessary resources.

5. Periodically review with the Director of the Audit Services Division the scope of activities, significant difficulties encountered in engagements, disagreements with management, or scope restrictions encountered in the course of the department's work.

D. _Compliance Oversight_

1. Review and discuss with management and the internal auditors the Corporation's processes regarding compliance with applicable laws and regulations and with the Corporation's Code of Business Conduct and Ethics and obtain required reports from management regarding compliance by the Corporation with applicable legal requirements and the Corporation's Code of Business Conduct and Ethics.

2. Review and approve all related party transactions that are material to the financial statements or that otherwise require disclosure to the Corporation's shareholders; provided, however, that the Committee shall not be responsible for approving related party transactions which are approved by the full Board or by another committee of the Board. The Committee shall not be responsible for approving transactions within the scope of Regulation O promulgated under Section 22(h) of the Federal Reserve Act.

3. Periodically review procedures for: (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

4. Discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies or compliance with the Corporation's Code of Business Conduct and Ethics.

5. Discuss with the Corporation's General Counsel legal matters that may have a material impact on the Corporation's financial statements.

E. _Subsidiaries of the Corporation_

1. Where the Committee is performing the duties required by law to be performed by an audit committee for a subsidiary bank of the Corporation that does not have its own audit committee, review with management and the independent auditors the basis for the reports required to be filed by management and by the independent auditors with the FDIC pursuant to 12 C.F.R. Sections 363.2(a) and (b) and Sections 363.3(a) and (b), respectively.

2. Perform the duties required to be performed by a fiduciary audit committee for any bank and nonbank subsidiary of the Corporation exercising fiduciary powers that does not have its own audit committee, in each case to the extent permitted, and in the manner required, by applicable laws and regulations.

F. *Annual Evaluation*

1. The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any proposed changes to this Charter.

2. The Committee shall annually review the performance of the Committee.

G. *General*

1. Report regularly to the Board on the Committee's activities, as appropriate.

2. Maintain minutes or other records of the Committee's meetings and activities.

3. Review and assess the quality and clarity of the information provided to the Committee and make recommendations to management as the Committee deems appropriate from time to time for improving such materials.

4. Approve the audit committee report to be included in the Corporation's proxy statement when and as required by the rules of the SEC.

5. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to prepare the Corporation's financial statements, to plan or conduct audits, or to determine that the Corporation's financial statements are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management or the independent auditors, as appropriate.

6. Unless the Committee member has knowledge that makes reliance unwarranted, in discharging their duties to the Corporation, Committee members may rely on information, opinions, reports, or statements, any of which may be written or oral, formal or informal, including financial statements, valuation reports, and other financial data, if prepared or presented by: (a) one or more officers or employees of the Corporation whom the Committee member believes in good faith to be reliable and competent in the matters presented; (b) legal counsel, independent auditors, or other persons as to matters which the Committee member believes in good faith to be within the professional or expert competence of such person; or (c) another committee of the Board of which the Committee member is not a member if the Committee member believes in good faith that such committee merits confidence.

VI. CHARTER APPROVAL

This Charter was approved by the Board on February 20, 2003.